IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 2, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments provided via telephone on November 19, 2013, as we understand them, regarding the Funds’ most recent annual report (the March 31, 2013 Annual Report) and annual update (the July 31, 2013 Prospectus). Each of your comments is summarized to the best of our understanding below, with our response immediately following.

1.	Comment:	With respect to the word “Global” in the Fund’s name, and how that term is defined, please discuss why the Ivy Global Natural Resources Fund differs from all other Ivy Funds that include “Global” in their names.

	Response:	Each Fund is managed differently. The specific investment restriction that the Fund invest at least 40% of its total assets in securities of non-U.S. issuers, adopted by other Ivy Funds with “Global” in their Fund name (adopted in response to prior SEC comments), was intentionally not adopted by the Ivy Global Natural Resources Fund. We believe the use of the term global, without adopting a policy that the Fund invest at least 40% of its total assets in non-U.S. issuers, is consistent with the SEC’s historical policy with regard to the term “global.” We note the Commission explicitly rejected making the term “global” subject to the percentage based limitations of the Names Rule, and thus resisted applying a percentage based test for “global” investments (See Investment Company Names, SEC Rel. No. IC-22530 at fn. 42 (Feb. 27, 1997) (the “Adopting Release”) and accompanying text stating that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms... ‘international,’ [or] ‘global,’” and that “‘international’ and ‘global’ funds will not be subject to the rule.”).

In rejecting a single definition of “global,” the Commission noted that the general test of whether a particular fund name is misleading under Section 35(d) applies, and that test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (See Adopting Release at text accompanying fn.44).

The Fund’s prospectus states: “Ivy Global Natural Resources Fund invests, under normal circumstances, at least 80% of its net assets in equity securities of companies throughout the world that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies.” We believe that the Fund’s investment process and the expected investment exposure to international companies with risks tied economically to a number of countries throughout the world are appropriately disclosed and would not lead, in our opinion, a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the term global in the Fund name.

For all the reasons stated above, we believe that the use of the term “global” fairly represents the Fund’s investment strategy and risk and is consistent with the prior statements made by the Commission. In addition to the foregoing, we also note that the following disclosure is included in the Fund’s prospectus: “Under normal circumstances, the Fund invests at least 65% of its total assets in issuers of at least three countries, which may include the U.S.”

2.	Comment:	Please explain why the Ivy Real Estate Securities Fund has different expense ratios in the Financial Highlights section of the March 31, 2013 Annual Report compared to the expense ratios in the Annual Fund Operating Expenses Table in the July 31, 2013 Prospectus for all share classes other than the Class E shares.

	Response:	The difference is due to the addition of a contractual fee reduction of 0.10% that was implemented on or around December 3, 2012, and that applied to all of the Fund’s share classes during the final four months of the Fund’s fiscal year that ended March 31, 2013. The expense ratio differs in the Fund’s July 31, 2013 Prospectus since the fee reduction will be in place during the entire twelve month period that will end on March 31, 2014 (please see Footnote #3 to the Fund’s Annual Fund Operating Expenses Table which states that “Through July 31, 2014, Ivy Investment Management Company (IICO), the Fund’s investment manager, has contractually agreed to reduce the management fee paid by the Fund by an annual rate of 0.10% of average daily net assets . . .”). While the 0.10% fee reduction applied to the Fund’s Class E shares, the reduction did not have an impact on the Class E shares during the fiscal year ended March 31, 2013 since the Class E shares were already subject to an expense cap at 1.67% that was in effect during the entire fiscal year. Therefore, the expense ratios for Class E shares are consistent between the March 31, 2013 Annual Report and the July 31, 2013 Prospectus.

3.	Comment:	Within the March 31, 2013 Annual Report, specifically the table of fair value hierarchy showing Level 1, Level 2 and Level 3 securities, the Ivy Global Bond Fund shows approximately $2.2 million in Corporate Debt Securities that are classified as Level 3 securities. The Financial Notes to the Annual Report do not, however, contain any Level 3 disclosures. Please explain if the Ivy Funds utilize a materiality threshold prior to inclusion of such disclosures.

	Response:	The Ivy Funds provide Level 3 required disclosures once the aggregate amount of Level 3 securities totals 1.00% or more of the total investments in the Fund. As of March 31, 2013, the Ivy Global Bond Fund had only 0.758% in Level 3 securities.

4.	Comment:	Within the March 31, 2013 Annual Report, the Schedule of Investments to the Ivy Mid Cap Growth Fund lists several written options. Please clarify whether writing options is a principal investment strategy for this Fund.

	Response:	Based upon a fulsome discussion that covered the Fund’s historical use of derivatives, as well as the Fund’s foreseeable use of derivatives, it was determined that derivative usage for this Fund was not a principal investment strategy and thus should not be included in this Fund’s Summary Prospectus. We note, however, that derivative usage for this Fund is discussed in the Ivy Funds Statutory Prospectus on page 163 which states that: “The Fund may utilize derivative instruments, including futures on domestic indexes and options, both written and purchased, on an index or on individual or baskets of equity securities, in seeking to gain exposure to certain sectors, to enhance income, and / or to hedge certain event risks on positions held by the Fund and to hedge market risk on equity securities.” Derivatives Risk is also included as a Non-Principal Risk for this Fund.

5.	Comment:	Within the March 31, 2013 Annual Report, the Schedule of Investments to the Ivy Municipal Bond Fund and the Ivy Municipal High Income Fund lists several municipal bonds issued by Puerto Rico. Please explain whether investing in United States territories is a principal investment strategy for these two Funds.

Response: Neither Fund noted above views investing in United States territories as a principal investment strategy due to the size and nature of the bonds held (i.e., some of the bonds are revenue bonds and have a greater dependency on the revenues generated by the financed project as opposed to the municipality). We do note that the Ivy Municipal Bond Fund includes the following reference to Puerto Rico in its summary prospectus: “As an overlay to this core strategy, IICO attempts to identify and capitalize on relative value opportunities that exist between sectors, states (including U.S. possessions), security structures and ratings categories” (emphasis added).

6.	Comment:	Within the March 31, 2013 Annual Report, the Ivy Pacific Opportunities Fund lists one Total Return Swap within the Notes to the Schedule of Investments section. The SEC has recently taken an interest in Fund policies as they relate to coverage of certain derivatives. Please provide the Fund’s policy with regard to coverage requirements.

	Response:	Depending on the type of derivative, the Funds may segregate either the mark-to-market or the notional value of the Fund’s current liability. For total return swaps, the Funds segregate the mark-to-market value of any current liability. Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

7.	Comment:	Within the March 31, 2013 Annual Report, in the Statements of Assets and Liabilities section, several funds including the Ivy International Growth Fund, Ivy Global Bond Fund, Ivy Mid Cap Growth Fund and Ivy Pacific Opportunities Fund have an entry labeled “Restricted Cash.” Please provide a written response detailing the reason for having restricted cash balances for these referenced Funds.

	Response:	The restricted cash balance in the Annual Report represent a situation where a Fund has collateral or assets segregated in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps). Based on relevant policies and/or ISDA agreements each party to a transaction, including the Fund, has requirements to deliver/deposit cash or securities as collateral for certain investments. Cash and collateral that have been pledged to cover obligations of the Funds, under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as “Restricted cash.” Securities collateral pledged for the same purpose, if any, is also noted on the Schedule of Investments.

8.	Comment:	Please explain why the Ivy Core Equity Fund has different expense ratios in the Financial Highlights section of the March 31, 2013 Annual Report compared to the expense ratios in the Annual Fund Operating Expenses Table in the July 31, 2013 Prospectus for Class A, Class I and Class Y shares.

Response:	The difference is due to the addition of a contractual expense cap that was implemented on or around January 11, 2013, and that applied to the Fund’s Class A, Class I and Class Y shares during the final three months of the Fund’s fiscal year that ended March 31, 2013. The expense ratio differs in the Fund’s July 31, 2013 Prospectus since the expense cap will be in place during the entire twelve month period that will end on March 31, 2014 (please see Footnote #3 to the Fund’s Annual Fund Operating Expenses Table which describes the caps for these share classes).

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1920.

Very Truly Yours,

/s/Scott J. Schneider

Scott J. Schneider

Chief Compliance Officer

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